EXHIBIT 99.1

Westport to Issue Q4 and Full Year 2024 Financial Results on March 31, 2025

VANCOUVER, British Columbia, March 19, 2025 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (TSX: WPRT / Nasdaq: WPRT) (“Westport” or “The Company”) announces that the Company will release 2024 financial results on Monday, March 31, 2025, before market open. A conference call and webcast to discuss the financial results and other corporate developments will be held on the same day: Monday, March 31, 2025.

Time: 1:30 p.m. ET (10:30 a.m. PT)
Call Link: https://register-conf.media-server.com/register/BId6a8762a91a74ab1b129f33836d3db21
Webcast: https://investors.wfsinc.com

Participants may register up to 60 minutes before the event by clicking on the call link and completing the online registration form. Upon registration, the user will receive dial-in info and a unique PIN, along with an email confirming the details.

The webcast will be archived on Westport’s website and a replay will be available at https://investors.wfsinc.com.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in approximately 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com